MANOR PARK CONSTRUCTION



Manor Park Construction Inc. Small Business Bond™

Bond Terms:

Bond Yield: 7.0%

Target Raise Amount: $200,000

Offering End Date: Feb 11, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Manor Park Construction Inc.

Founded: 2018

Address: 502 East Franklin Avenue,
Silver Spring, MD 20901

Industry: Residential Remodelers

Employees: 4

Website: https://www.manorparkco.com/

Use of Funds Allocation:

If the maximum raise is met:

$100,000 (50.0%) – Purchase of Vehicles
$100,000 (50.0%) – Working Capital

Social:

Instagram: 3.1KFollowers; Voted Next Door's Favorite Local Contractor 2 years





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$94,090	$11,051
Cash & Cash Equivalents	$19,839	$1,385
Accounts Receivable	$74251	$0
Short-term Debt	$1,413	$0
Long-term Debt	$0	$0
Revenues / Sales	$689,665	$24,745
Cost of Goods Sold	$557,851	$12,684
Taxes & licenses	$1,200	$207
Net Income	$106,139	$9,699

Recognition:

Manor Park Construction has been voted Next Door's Favorite Local Contractor two years in a row.

About:

Reuben Pemberton III, Managing Partner and Lead Project Manager, founded Manor Park Construction in 2018. Reuben completed a Master's in Project Management at the University of Maryland and previously worked as a program manager at the DC Department of Consumer and Regulatory Affairs (DCRA). He leads a team specializing in residential remodeling, supporting DC area homeowners with a mission of being "Reasonably Priced for Regular People." These efforts led to Manor Park Construction to be voted as Next Door's Favorite Local Contractor two years in a row.

For more information, contact our Customer Support Team at support@thesmbx.com

